

Mail Stop 3561

March 30, 2010

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110

Re: Roadrunner Transportation Services Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-152504
Filed on March 4, 2010

Dear Mr. DiBlasi,

   We have reviewed your responses to the comments in our letter dated October 30, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

Prospectus Summary, page 1

Our Business, page 1

1. Please define the term "non-asset based transportation" the first instance it appears in the prospectus.

2. We note that you have removed narrative summary financial disclosure of your LTL and LT segments on page 1. Revise to provide such summary narrative disclosure as it may assist the investor in understanding your business operations.

<u>Well-Positioned to Capitalize on Acquisition Opportunities, page 3</u>

3. Please revise to remove the marketing language in the second sentence of this subsection.

<u>Summary Consolidated Financial and Other Data, page 7</u>

4. Please expand the Statement of Operations Data here and on page 19 to also provide supplemental pro forma earnings (loss) per share data "as adjusted" for the most recent fiscal year (and any subsequent interim period that may be required in an amended filing) that gives effect to the proposed use of the net proceeds to repay your outstanding indebtedness. Repayment of the outstanding debt under GTS' credit facility should be excluded from this computation. Please note that pro forma adjusted earnings per share should be based upon your "Pro forma diluted earnings (loss) per share available to common stockholders" (Note b) increased by the number of shares whose proceeds would be necessary to repay your outstanding debt. A footnote to the table should be provided explaining the computation of the pro forma earnings (loss) per share data.

5. See the Consolidated Balance Sheet data section. Please reclassify the line item 'Working capital' under the caption "Other Data." Also expand the line item 'Total debt' to parenthetically indicate current and long-term debt, and consider including as an additional line item the 'Preferred stock subject to mandatory redemption.' Please make similar revisions to 'Selected Consolidated Financial and Other Data' on page 19. Further, please ensure that the "As adjusted" column amounts and disclosures will be consistent with the "As adjusted" column in the Capitalization table on page 17; and if not, disclose the reasons for any differences.

<u>Risk Factors, page 10</u>

6. Please revise to add a risk factor related to the Bullet acquisition and its attendant risks.

<u>Fluctuations in the price or availability of fuel, page 12</u>

7. Revise the subheading and risk factor to indicate whether you are in the high or low cycles of fuel prices and supply so that investors may access the risk.

<u>Capitalization, page 17</u>

8. Consider including a line item for your balance sheet line item 'Cash and cash equivalents.' Also, expand the line item 'Restricted cash' to parenthetically

disclose such amount is reflected in noncurrent assets, or provide this
disclosure in note (a) to the table.

9. In view of the number of adjustments required, and given the varying nature
    of the related transactions, please present these adjustments in more than one
    column to facilitate the readers' understanding. For example, at a minimum,
    the GTS merger and repayment of the GTS debt might be separately
    presented. As a related matter, please tell us why no effect will be given to
    the common stock to be issued in the GTS merger (Note e) as you intend to
    give effect to the merger itself. We may have further comments upon review
    of your response.

Management's Discussion and Analysis

Company Overview, page 21

10. We note from your correspondence letter dated March 4, 2010 that due to the
    increase in the size of your business and a decrease in the size of the business
    of GTS, that GTS no longer exceeds any of the thresholds set forth in Rule 3-
    05 of Regulation S-X and as a result, the Registration Statement on Form S-1,
    as amended, excludes audited historical financial statements of GTS along
    with pro forma financial statements that reflect the GTS merger. However,
    given the significance emphasis in the filing on the impact that GTS will have
    on your business operations, including that GTS' business will represent a
    separate business segment (see page 5), please provide us with your detailed
    computations in calculating significance using the three tests in Rule 1-02(w)
    of Regulation S-X. We note your disclosure of the amount of GTS revenues
    for 2009 and the expected revenue and operating income in 2010 disclosed on
    page 4. It is unclear as to whether GTS meets the definition of a significant
    subsidiary, for example, using the pre-tax income (loss) significance test. We
    also note your disclosure on page 32 that since 2009, GTS has made several
    complementary acquisitions; please also tell us the significance of any these
    GTS acquisitions.

11. We also note your disclosure in Note 2 to the audited financial statements that
    the December 2009 acquisition of Bullet Freight Systems, Inc. was not
    material for providing pro forma information in terms of net income. Please
    provide us with your detailed computations of the three significance tests
    under Rule 1-02(w) of Regulation S-X regarding this acquisition.

12. Please expand the second paragraph to state that LTL and TL brokerage
    businesses constitute your two operating segments as of December 31, 2009.
    If true, disclose that segment operating income is your primary profitability

measure used by your chief operating decision maker in assessing segment performance and allocating resources.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 23

Depreciation and Amortization, page 24

13. Please expand your discussion regarding the trailers you own or lease that are not used to transport your customers' freight. In this regard, please further describe the nature of the services you provide for local city pickup and delivery, and indicate how you recognize revenue from these services and how the related revenue and costs are reflected within your two operating segments. Please clarify in the business section of the filing that while you are a non-asset based provider of freight transportation, you do have a certain percentage of your business operations that is asset based, and describe therein. Consider disclosing the approximate number of trailers owned versus leased for each of the three years ended December 31, 2009.

Net Income Available to Common Stockholders, page 24

14. Please expand to discuss the impact of the amount of the accretion on the Series B preferred stock to your net income (loss) available to common stockholders in fiscal year 2009. Please explain for an investor the reasons for the accretion amount and the impact the pending change in capitalization structure will have on the elimination of future accretions relating to this convertible preferred stock.

Liquidity and Capital Resources, page 26

15. We note that you may be required to pay up to $3.5 million in contingent cash consideration pursuant to the February 2008 acquisition of the operating subsidiaries of GTS and $3.0 million to former owners of businesses that were recently acquired by GTS. Please revise, if applicable, to clarify whether the cash consideration will be from the proceeds of the current offering.

16. Please expand the second paragraph to provide more information as to your plans to seek to enter into a new revolving credit facility, given that the current one matures in 2012 and that as of December 31, 2009 you have $4.4 million available and that your discussion under 'Use of Proceeds' on page 16 does not provide for any discussion of a new credit facility in connection with retiring a significant amount of debt. In this regard, disclose whether you have any offers or commitments from lenders or your current lender to renew or enter into a new credit facility prior to or at the consummation of the

offering, including the amounts and terms involved. Also, explain the reasons why management is considering a new credit facility and the type of financing it believes will allow the Company to fund its near and long-term plans of operation.

Subordinated Debt, page 27

17. Clarify in the second paragraph relating to the junior subordinated debt that your outstanding balance at December 31, 2009 was $16.8 million, which is net of an unaccreted discount of $3.0 million. Reference is made to the disclosure in the fifth paragraph under 'Use of Proceeds' on page 16.

Critical Accounting Policies and Estimates, page 28

18. Expand your discussion of income taxes to further explain the positive factors as to why no valuation allowance has been recorded for your deferred tax assets at December 31, 2009 and 2008. To the extent you believe the gross federal net operating losses available are sufficient for this purpose, please explain why you believe you will generate future taxable income. Also, as goodwill represents a significant portion of your total assets, briefly discuss your analysis of the impact on book versus tax-basis treatment of goodwill.

19. Expand your discussion of revenue recognition to explain why you recognize LTL revenue on a percentage of completion method as the various stages of the sales transaction are completed. In this regard, explain why this method is appropriate rather than to recognize revenue when delivery has occurred to the end user or to a designated shipping destination, similar to that of TL revenue recognition.

Domestic/International Air Carriers, page 57

20. Please disclose here, or in another appropriate place, the percentage of your operations which relies on domestic/international air carriers.

Management, page 62

21. Revise to remove marketing terms such as "vast" and "extensive" to describe the biographical descriptions of your directors and executive officers.

Description of Capital Stock

Common Stock, page 64

22. Refer to the discussion under Common Stock. Please expand this section to also discuss your redeemable Class A common stock, including the issuance

date and the price and terms of redemption. Discuss how you distinguished between issuances of Class A common stock that are redeemable and issuances of Class A common stock that are not redeemable. Disclose whether or not the redeemable Class A common shares will be impacted (or, alternatively, unaffected) by the transactions in connection with the IPO, including the change in your capitalization structure. Disclose the number of such Class A common shares issued and outstanding at December 31, 2009 and after giving effect to the IPO.

Preferred Stock, page 64

23. Refer to the paragraph discussion of the Series A preferred stock. Please update or clarify this disclosure to indicate whether or not you will still be obligated to redeem the Series A preferred stock on November 30, 2012 if not earlier redeemed. Disclose whether or not these shares will be impacted by the transactions in connection with the IPO, including the change in your capitalization structure. Disclose the number of such Series A preferred shares issued and outstanding at December 31, 2009 and after giving effect to the IPO. In this regard, we note that your first amendment to the Form S-1 included an adjustment for the redemption of the Series A preferred stock. However, no such adjustment is included in this amendment.

24. Refer to the paragraph discussion of the Series B preferred stock. We note the disclosure that holders of the Series B preferred stock were entitled, in their sole discretion, to redeem the Series B preferred stock upon the occurrence of certain events. Please explain why you have not reflected the Series B preferred stock as redeemable preferred stock in your audited financial statements, similar to your classification of the Class A redeemable common stock. Reference is made to the requirements of Rule 5-02.27 of Regulation S-X. Further, disclose that all of the Series B preferred stock currently issued and outstanding will be converted into Class A common stock in connection with the IPO.

Role of Our Compensation Committee, page 67

25. We note the disclosure in the last paragraph on page 67 that your board of directors determined the compensation of your chief executive officer and your chief executive officer determined the compensation of other executive officers. "Going forward," we note that your compensation committee will determine executive officer compensation. Revise to clarify when you expect to change your compensation determination processes and procedures. If the change affects the 2010 compensation annual year, please state such.

Financial Statements

Note 12. Income Taxes, page F-18

26. See the table reconciling the statutory and effective income tax amounts. Please explain the nature of the fiscal year 2009 tax credit amount, and explain the nature of the items in 'other' for fiscal year 2008.

Note 15. Segment Reporting, page F-21

27. Please expand the disclosures to provide a reconciliation of operating income (loss) to pre-tax income (loss) for each period presented. Refer to FASB ASC 280-10-50-30(b).

Exhibits Index

28. Please remove the words "form of" from the description of the legal opinion.

Exhibit 5.1

29. Please have counsel revise the opinion to separately state that the shares will be duly authorized.

Age of Financial Statements

30. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

31. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief -- Legal

cc: Bruce E. Macdonough, Esq.
Brandon F. Lombardi, Esq.
Greenberg Traurig, LLP
Via facsimile (602) 445-8100